UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 3, 2017

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On March 3, 2017, NXP Semiconductors N.V. (the “Company”), filed its Annual Report on Form 20-F with the Securities and Exchange Commission (“SEC”). Previously on February 2, 2017, the Company furnished to the SEC on Form 6-K a press release reporting its unaudited fourth quarter and full-year 2016 results. Subsequently, on February 6, 2017, the Company completed the previously announced disposition of its Standard Products business (the “SP disposition”). Regarding the recognition of tax benefits related to the Company’s financial statements as of December 31, 2016, the Company is required under applicable accounting standards to consider all available evidence, including events that occur subsequent to year end but prior to the issuance of the associated financial statements. The completion of the SP disposition enabled the Company to conclude that the deferred tax asset valuation allowance should be reduced as of December 31, 2016 (resulting in the recognition of an additional tax benefit of $392 million in the Company’s consolidated statement of operations), as there was now an objectively verifiable source of income against which tax losses can be utilized. Accordingly, the full-year 2016 results presented in the Annual Report on Form 20-F update the financial results previously reported in the February 2, 2017 press release for the recognition of this additional tax benefit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 3rd of March 2017.

NXP Semiconductors N.V.

s/ Dr. Jean A.W. Schreurs
Name: Dr. Jean A.W. Schreurs